1720 North First Street, San Jose, CA  95112 - 408.367.8200

January 4, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

101 F Street N.E.
Washington, D.C. 20549
Attention: Kevin Dougherty and Laura Nicholson

Re:	CALIFORNIA WATER SERVICE GROUP
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-13883

Ladies and Gentlemen:

This letter provides the response of California Water Service Group (the “Company”) to the comment contained in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 30, 2020, in connection with the Company’s Annual Report on Form 10-K (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2020.  The Company has set forth below the Staff’s comment in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2019

General

1.                                     We note your disclosure in Exhibit 4.21 regarding your forum selection provision that identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure on page 6 of your Form S-3ASR filed October 31, 2019 that such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please provide such disclosure regarding the provision’s limited applicability in future Exchange Act reports.

In response to the Staff’s comment, in future filings of its Annual Report on Form 10-K, at the end of the Exclusive Forum section of Exhibit 4.21, the Company will include a sentence substantially to the effect that “Such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.”

U.S. Securities and Exchange Commission

January 4, 2021

If you have any questions or would like any additional information regarding this matter, please do not hesitate to contact me at 408-367-8200.

Sincerely,

/s/ Thomas F. Smegal
Name: Thomas F. Smegal
Title: Vice President, Chief Financial Officer & Treasurer